EXHIBIT 23.3
CONSENT OF JAMES S. VOORHEES
To the Board of Directors of Glamis Gold Ltd.
     I consent to the inclusion in this annual report on Form 40-F of Glamis Gold Ltd., of the report, which was prepared under my direct supervision, regarding certain mineable reserves and contained ounces of Glamis Gold Ltd. which appears under the heading “Summary of Reserves and Other Mineralization – Proven and Probable Mineable Reserves” in Glamis Gold Ltd.’s Annual Information Form for the year ended December 31, 2005, which is included in this annual report as an exhibit.
/s/ James S. Voorhees
Reno, Nevada
March 6, 2006